EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

March 4, 2010

TSX Venture Exchange:    EMR

 OTC Bulletin Board:    EGMCD.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD MINING CORPORATION SHAREHOLDER UPDATE

Share Consolidation and Company Restructuring

As announced on December 21, 2009, Emgold Mining Corporation (“Emgold” or the “Company”) recently completed a 10:1 consolidation of the Company’s share structure.  Emgold trades on the TSX Venture Exchange under the symbol EMR.  Subsequent to the consolidation, Emgold now trades over the counter in the United States under the symbol EGMCD.PK (formerly the symbol was EGMCF.PK).  The Company also trades on the Frankfurt Exchange under the symbol EML.

Shares for Debt Offering

Emgold announces that it is offering the opportunity to creditors to convert up to US$300,000 of indebtedness into shares in the capital of Emgold.  For those companies and individuals who elect to take advantage of this offering, debt will be converted at a share price of US$0.25 per share.  Shares issued for debt will be subject to regulatory hold periods.  The Company anticipates closing of this offering as soon as practicable subject to receipt of all necessary regulatory approvals.

Equity Offering

Subject to TSX Venture Exchange approval, Emgold proposes to carry out a non-brokered private placement of up to 3,000,000 Units at the price of US$0.25 per Unit, each Unit consisting of one common share of the Company and one non-transferable share purchase warrant (the "Warrant"). Each Warrant would entitle the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The shares and warrants issued in connection with this non-brokered private placement would be subject to a minimum hold period of four months.

Finder's fees comprised of 8% cash and 8% in finder’s warrants priced at US$0.25 may be payable in connection with some or all of the offering in accordance with TSX-Venture Exchange policies.  The finder’s warrants will be exercisable for a period of 24 months from the date of issuance.  The offering is subject to all necessary regulatory approvals.

The Company anticipates closing of this private placement as soon as practicable subject to receipt of all necessary regulatory approvals.  The proceeds from the sale of the Units will be used for general working capital, including payment of accounts payable accrued during the restructuring period.

Grass Valley Office Relocation

Emgold is pleased to announce that it is relocating its Grass Valley office for its subsidiary companies, Emgold (U.S.) Corporation, Idaho-Maryland Mining Corporation and Golden Bear Ceramics Company, to 431 Crown Point Circle, Suite 150, Grass Valley, CA.  The Company has also rented a warehouse in the Skyway Business Park in Marysville, CA for drill core and equipment storage.  This downsizing of office and warehouse space will reduce the Company’s operating costs by approximately $250,000 per year.

Idaho-Maryland Property Update

The permitting process for the Idaho-Maryland Project is on hold, subject to securing additional financing to move it forward.  The Company is negotiating with the owners of the Idaho-Maryland Property to extend the mining lease and option to purchase agreement and reduce its quarterly payments.  Quarterly payments that have accrued during the Company’s restructuring process remain unpaid.  The Company is working to resolve this issue with the owners as part of these negotiations.  The Company believes it is critical to reduce the quarterly payments provided for under its existing agreement as well as to extend the agreement prior to moving forward with the permitting process, given the current recession and the difficulties we and other junior mining companies are having raising capital in the present market conditions.

Resolution and extension of the agreement will assist the Company in obtaining a larger financing needed to continue the permitting process for the Idaho-Maryland Project with the City of Grass Valley.  The Project is currently at the Draft Environmental Impact stage.  Emgold is working on revisions to its Project Description based on its review of the Draft Environmental Impact Report and related public comment.  Upon completion of the revised Project Description, the Company will meet with the City of Grass Valley and determine if a Revised Draft Environmental Impact Report is required or whether the Final Environmental Impact Report can be prepared.

Rozan Property, British Columbia Update

As announced on January 14, 2010, Emgold completed a lease and option to purchase agreement for its Rozan Property in British Columbia with Valterra Resource Corporation.  Emgold is pleased to announce that it has received 50,000 shares and 50,000 share purchase warrants from Valterra Resources as its initial payment.

Stewart Property, British Columbia Update

Emgold plans to complete a lease option to purchase agreement or joint venture agreement on the Stewart Property in 2010.

Buckskin Rawhide Property, Nevada Update

As announced on December 1, 2009, Emgold completed a lease and option to purchase agreement to acquire the Buckskin Rawhide Property in Nevada from Nevada Sunrise LLC, and has issued 19,432 shares to Nevada Sunrise as its initial payment under the agreement.

For more information about Emgold, the Idaho-Maryland Gold Mine Project, and the Company’s other properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States.  Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com